UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration Under Section 12(g) of
the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number 333-103097-01
Unocal Capital Trust II

(Exact name of registrant as specified in its charter)
6001 Bollinger Canyon Road, San Ramon, California, 94583
(925) 842-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
All securities listed on Exhibit A hereto.

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: Fewer than 300.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Unocal Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August 10, 2005	UNOCAL CAPITAL TRUST II

	By:	/s/ DARRELL D. CHESSUM*

	By:	/s/ DANIEL A. FRANCHI*

	By:	/s/ RICHARD L. WALTON*

	* By:	/s/ KIMBERLEY C. SCHAFER

Kimberley C. Schafer
Attorney-in-Fact

Exhibit A
Security
Guaranteed Trust Preferred Securities representing indirectly undivided beneficial interests in junior subordinated debentures of Unocal Corporation

EXHIBIT INDEX

Exhibit	Description

24.1-24.3*	Powers of Attorney for Regular Trustees of Unocal Capital Trust II, authorizing the signing of this Form 15 on their behalf.

*	Filed herewith